

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 01/12/2021 11:55 AM
Original ID: 2019-000873519
Amendment ID: 2021-003104183

Profit Corporation
Articles of Amendment

1. Corporation name:

Metai Knights Media Inc

2. Article number(s) | 1 | is amended as follows:

Article number(s) is not your filing ID number. Example: 2000-000123456

Name is amended as follows:
Metaiye Media Inc

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

N/A

4. The amendment was adopted on | 12/01/2020 |
(Date – mm/dd/yyyy)



RECEIVED
JAN - 4 2021
WYOMING
SECRETARY OF STATE

P-Amendment – Revised August 2019

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

 **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

 **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

 **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____ **Date:** | 12/21/2020 |

(May be executed by Chairman of Board, President or another of its officers.) *(mm/dd/yyyy)*

Print Name: | Dele Atanda | Contact Person: | Dele Atanda |

Title: | CEO | Daytime Phone Number: | 718 286 9798 |

Email: | dele@metame.com |

(Email provided will receive annual report reminders and filing evidence.)
*May list multiple email addresses

Checklist

-  *Filing Fee: $50.00* Make check or money order payable to Wyoming Secretary of State.
-  Please submit one **originally signed** document.
-  **Typical processing time is 3-5 business days** following the date of receipt in our office.
-  *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article.
-  Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF NAME CHANGE

Current Name: **Metaiye Media Inc**
Old Name: **Metai Knights Media Inc**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **12th** day of **January, 2021**



Edward A. Buchanan
Secretary of State

By: _____ Lori Medina _____

Filed Date: 01/12/2021



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: Aug 30 2019 8:19AM
Original ID: 2019-000873519

Profit Corporation
Articles of Incorporation

I. The name of the statutory close corporation is:

Metai Knights Media Inc

II. The name and physical address of the registered agent of the statutory close corporation is:

JAM Escrow Services, L.L.C.
1712 Carey Ave Ste 100
Cheyenne, WY 82001

III. The mailing address of the statutory close corporation is:

1712 Carey Avenue, Suite 100
Cheyenne, WY 82001

IV. The principal office address of the statutory close corporation is:

1712 Carey Avenue, Suite 100
Cheyenne, WY 82001

V. The number, par value, and class of shares the statutory close corporation will have the authority to issue

Number of Common Shares:	5,000,000	Common Par Value:	$0.0001
Number of Preferred Shares:	5,000,000	Preferred Par Value:	$0.0001

VI. The name and address of each incorporator is as follows:

JAM Escrow Services, LLC
1712 Carey Avenue, Suite 100, Cheyenne, WY 82001

Signature: *Melissa Pope*   Date: **08/30/2019**

Print Name: **Melissa Pope**

Title: **Organizer**

Email: **info@dapcpa.org**

Daytime Phone #: **(307) 638-3170**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: JAM Escrow Services, LLC

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator or organizer. The following individual is signing on behalf of all Organizers or Incorporators.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Melissa Pope*   Date: **08/30/2019**

Print Name: **Melissa Pope**

Title: **Organizer**

Email: **info@dapcpa.org**

Daytime Phone #: **(307) 638-3170**

Consent to Appointment by Registered Agent

JAM Escrow Services, L.L.C., whose registered office is located at **1712 Carey Ave Ste 100, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Metai Knights Media Inc** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature:	*Melissa Pope*	Date: **08/30/2019**
Print Name:	**Melissa Pope**	
Title:	**Organizer**	
Email:	**info@dapcpa.org**	
Daytime Phone #:	**(307) 638-3170**	

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Metai Knights Media Inc

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **30th** day of **August**, **2019** at **8:19 AM.**

Remainder intentionally left blank.



Filed Date: 08/30/2019

Edward A. Buchanan

Secretary of State

Filed Online By:

Melissa Pope

on 08/30/2019